EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

November 23, 2015

Ms. Mara L. Ransom, Assistant Director

Mr. Michael Kennedy, Staff Attorney

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Emerald Data Inc.
Amendment No. 4 to Registration Statement on Form S-1 Filed August 13, 2015 File No. 333-200629

Dear Ms. Ransom and Mr. Kennedy,

Thank you for your review of our Registration Statement. We are reissuing our responses to your comment letter dated August 4, 2015 along with updating the financial statements per your letter of August 21, 2015 as you did not address the responses based upon the age of the financial statements.

Based upon your comments of August 4 and August 21 we have amended the Registration Statement as follows:

Management's Discussion and Analysis or Plan of Operation, page 15

1.

Please provide a discussion and analysis of any material changes in financial condition or results of operations from the end of the preceding reporting period ended November 30, 2014 to the end of the most recent reporting period ended February 28, 2015. Refer to Item 303(b) of Regulation S-K. In doing so, please explain how and why your revenue has increased, given that your web-site continues to be under development and you have no store-front from which to make sales.

We have included the disclosure as requested but through the date of the new financial statements for the year ended August 31, 2015.

Financial Statements, page F-1

2.	Notwithstanding your response to prior comment 3, please amend your filing to provide consistent audited financial information throughout the prospectus.

We have updated to provide consistent audited financial information throughout the prospectus as of the year ended August 31, 2015.

Financial Statements, page F-1

3.

Please amend to file a copy of the auditor´s consent to the use of their audit report. We believe a new consent is required with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

We have provided a consent letter from our new auditor which covers the period from inception through the years ended August 31, 2014 and August 31, 2015.

1

EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Janis Kalnins

Janis Kalnins

President